Direct Dial: (212) 373-3161

Email: akrause@paulweiss.com

April 4, 2024

VIA EDGAR

Shane Callaghan and Christina Chalk, Special Counsel

Division of Corporation Finance

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Crown Castle Inc. PREC14A preliminary proxy statement filing made on Schedule 14A Filed on March 25, 2024 File No. 001-16441

Dear Mr. Callaghan and Ms. Chalk:

On behalf of our client, Crown Castle Inc. (the “Company”), we hereby acknowledge receipt of the comment letter, dated April 2, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Preliminary Proxy Statement (the “Preliminary Proxy Statement”).  In connection with the Company’s response to the Comment Letter, the Company is filing a revised Preliminary Proxy Statement, which will include changes in response to the Staff’s comments. For ease of reference, we have reproduced the text of the Staff’s comments in bold-face type below, followed by the Company’s responses. Page number references in the responses below are to the page numbers of the Preliminary Proxy Statement as filed on EDGAR.

2

PREC14A Filed March 25, 2024

General

1.	In Appendix C, please disclose the beneficial ownership (if any) of the Participants’ associates, who are mentioned on pages C-5 and C-6, in any securities of the Company as well as the name and address of each such associate. See Item 5(b)(1)(ix) of Schedule 14A.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, advises the Staff that no “associate” (as defined in Rule 14a-1(a)) of any of the Participants beneficially owns any Company securities except as described in the beneficial ownership table on page 88 of the Preliminary Proxy Statement. The Company has revised the disclosure on page C-6 to refer to the holdings of the Company’s associates described in the beneficial ownership table on page 88 of the Preliminary Proxy Statement.

2.	On the preliminary proxy card and on page 95 of the Proxy Statement, you indicate that the proxy card will be voted based on the Board’s recommendations if the proxy card is properly executed and delivered, but does not specify voting instructions. Please revise to clarify whether you are describing an entirely unmarked, but signed proxy card, or one that is signed and marked as to other matters but not marked as to the particular proposal addressed in your disclosure.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the preliminary proxy card and page 95 of the Preliminary Proxy Statement to clarify that if a properly executed and returned proxy card does not indicate voting instructions on one or more proposals to be voted on at the Annual Meeting, the shares represented by that proxy will be voted as recommended by the Board with respect to each such proposal for which a stockholder has not provided voting instructions.

Background to the Solicitation, page 8

3.	We note on page 8 of the Proxy Statement, under the heading “Ted Miller’s Initial Outreach and Solicitation of Business from the Company,” that in May 2023, Mr. Miller contacted representatives of the Company to solicit potential business from the Company on behalf of Visual Intelligence. Please revise this section to disclose whether Visual Intelligence had any preexisting business relationship with the Company, and if so, the extent of that relationship.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 8 of the Preliminary Proxy Statement to disclose that, as of May 2023, “Visual Intelligence did not have any active business relationship with the Company, but had previously held discussions with the Company’s tower operations group and had conducted initial field tests on a limited number of the Company’s towers in relation to drone flights for tower inspections and digital twins.”

4.	We note on page 12 of the Proxy Statement, under the heading “The Fiber Review Committee’s Strategic Review,” that the Fiber Review Committee discussed the Boots Group’s proposal at its initial meeting on January 10, 2024. Please expand this section to

3

reflect any subsequent discussions of the Boots Group’s proposal by the Fiber Review Committee, including its assessment of such proposal.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Preliminary Proxy Statement to disclose that, at its initial meeting on January 10, 2024, the Fiber Review Committee discussed the proposal of Mr. Miller and the Boots Group, and also discussed a request by Mr. Miller that the Boots Group be afforded an opportunity to present its proposal to the Board. At the conclusion of this meeting, the Fiber Review Committee recommended that the Board extend an invitation to the Boots Group to present its proposal to the Board at a teleconference meeting of the Board to be held in the near future. The Fiber Review Committee did not have any further specific discussions of the Boots Group’s proposal at subsequent meetings, following the referral of the Fiber Review Committee recommendation to the Board. As noted on pages 12 and 17 of the Preliminary Proxy Statement, the Board met with Mr. Miller and the Boots Group on January 30, 2024 and March 21, 2024.

5.	We note on page 15 of the Proxy Statement that Elliott agreed to irrevocably waive certain provisions of the Cooperation Agreement, as amended, on March 14, 2024. We also note that a Form 8-K was filed by the Company on December 20, 2023 and March 4, 2024 disclosing the Company’s entry into the Cooperation Agreement and a subsequent amendment to the Cooperation Agreement, respectively. Please advise us in your response letter why the Company did not file an Item 1.01 Form 8-K reporting the March 2024 Waiver.

Response: The Company respectfully acknowledges the Staff’s comment. The Company believes that the March 2024 Waiver is not a material amendment to the Cooperation Agreement that required disclosure pursuant to Item 1.01 of Form 8-K. The March 2024 Waiver was not an agreement by the registrant. It was a unilateral action taken by Elliott to waive the obligation of the Company under the Cooperation Agreement to recommend that its stockholders vote in favor of the Board’s nominees, to solicit proxies and to vote the shares for which the Company is granted a proxy in favor of the Board’s nominees (the “Recommendation Provision”). On February 23, 2024, 20 days prior to the Company’s receipt of the March 2024 Waiver, the Delaware Court of Chancery issued its decision in West Palm Beach Firefighters’ Pension Fund v. Moelis & Co., 2024 WL 747180 (Del. Ch. Feb. 23, 2024) (“Moelis”), holding that a provision in a stockholder agreement mandating a board of directors to recommend the stockholder’s designees was facially invalid. As a result of the Moelis decision and the pending litigation in Theodore B. Miller, Jr., et al. v. P. Robert Bartolo, et al. (C.A. No. 2024-0176-JTL) that asserted that certain provisions of the Cooperation Agreement were invalid in light of the Moelis decision, the Company believed that the Recommendation Provision was likely unenforceable and the rights contained in the Recommendation Provision did not continue to be available or exercisable. We note that there was significant publicity in the marketplace around the Moelis decision and its effect on stockholders agreements. As a result, the Recommendation Provision ceased to be a material provision of the Cooperation Agreement and the March 2024 Waiver was thus not a material amendment to the Cooperation Agreement that had to be disclosed pursuant to Item 1.01 of Form 8-K.

4

Reasons for the Board's Recommendation to Vote for the Company Nominees, page 19

6.	On page 20 of the Proxy Statement, you refer to one or more of the Company Nominees as being “direct [representatives] from one of the Company’s largest stockholders.” Please revise to identify this stockholder and disclose the beneficial ownership of such stockholder, or cross-reference the beneficial ownership table on page 88 of the Proxy Statement if they are included therein.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure on page 20 of the Preliminary Proxy Statement to address the Staff’s comment, including by disclosing that such Company Nominee is an affiliate of Elliott and describing Elliott as a “significant” Company stockholder. The Company has further revised this statement to provide reference to the beneficial ownership table on page 88 of the Preliminary Proxy Statement.

Information About the Annual Meeting, page 93

7.	On page 98 of the Proxy Statement, you describe a “broker non-vote” and its effects on the various proposals to be presented at the Annual Meeting. Please revise this disclosure to clarify that when a broker provides the Boots Group’s proxy materials to a beneficial owner, “broker non-votes” (1) will not be considered votes cast on Proposal 2, (2) will have no effect on the outcome of Proposal 2, and (3) will not be counted in determining whether a quorum exists at the Annual Meeting in those circumstances.

Response: The Company respectfully acknowledges the Staff’s comment and, in response to the Staff’s comment, the Company has revised the disclosure both on page 98 of the Preliminary Proxy Statement and throughout the Preliminary Proxy Statement relating to broker non-votes to make the requested clarifications.

*    *    *    *

The Company acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you require any additional information or have any additional questions, please contact me at 212-373-3161.

Very truly yours,

/s/ Andrew D. Krause
Andrew D. Krause

cc:     Donald J. Reid

          Crown Castle Inc.